Filed pursuant to Rule 433

Registration Nos. 333-231716

TERM SHEET

PartnerRe Finance B LLC

3.700% SENIOR NOTES DUE 2029

Issuer:	PartnerRe Finance B LLC

Guarantor:	PartnerRe Ltd.

Securities:	3.700% Senior Notes due 2029 (the “Notes”)

Legal Format:	SEC Registered

Ratings and Outlooks*:	Moody’s: A3/Stable S&P: A-/Stable

Principal Amount:	$500,000,000

Public Offering Price:	99.783%

Underwriting Discount:	0.450%

Trade Date:	June 12, 2019

Settlement Date**:	June 19, 2019

Maturity Date:	July 2, 2029

Security Type:	Senior Unsecured Fixed Rate Notes

Ranking:

Senior unsecured obligations of the Issuer, ranking equally with the Issuer’s unsecured indebtedness. The Notes will be effectively subordinated to all existing and future obligations of the Issuer to the extent of the security therefore and contractually subordinated to all existing and future obligations of the Guarantor’s subsidiaries (other than the Issuer, PartnerRe Finance II Inc. and PartnerRe Ireland Finance DAC), including amounts owed to holders of reinsurance and insurance policies issued by its reinsurance and insurance company subsidiaries.

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Coupon:	3.700%

Interest Payment Dates:	Semi-annually on January 2 and July 2 of each year, commencing on January 2, 2020 (long first coupon)

Day Count Convention:	30/360

Benchmark Treasury:	UST 2.375% due May 15, 2029

Benchmark Treasury Price / Yield:	102-07; 2.126%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	3.726%

Optional Redemption Provisions:

Subject to the BMA Redemption Requirements described below, the Notes will be redeemable, at the option of the Issuer, at any time as a whole or from time to time in part, on not less than 30 nor more than 60 days’ prior notice to the holders of the Notes, on any date prior to their maturity (such date, a “Redemption Date”), at the redemption prices set forth below.

Make-Whole Call:

The redemption price for any redemption of Notes before April 2, 2029 shall be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the Discounted Present Value of the Notes to be redeemed, plus in each case accrued and unpaid interest on the principal amount of such Notes to, but excluding, the Redemption Date.

“Discounted Present Value” of any Note subject to optional redemption shall be equal to the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the Redemption Date) on such Note discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 25 basis points.

Par Call:	The redemption price for any redemption of Notes on or

after April 2, 2029 shall be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on such principal amount of such Notes to, but excluding, the Redemption Date.

BMA Redemption Requirements:

Notwithstanding the foregoing, (i) the Notes will not be redeemable at any time prior to June 19, 2022 without BMA Approval (as defined below) unless the Guarantor replaces the capital represented by the Notes to be redeemed with capital having equal or better capital treatment as the Notes under the Group Solvency Standards, together with the Group Supervision Rules, as those rules and regulations may be amended or replaced from time to time (the “Group Rules”), and (ii) the Notes will not be redeemable at any time prior to their maturity if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption of such Notes unless the Guarantor replaces the capital represented by the Notes to be redeemed with capital having equal or better capital treatment as the Notes under the Group Rules.

As used herein:

“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to the Guarantor or the Insurance Group, and which shall initially mean the Group Rules until such time when the BMA no longer has jurisdiction or responsibility to regulate the Guarantor or the Insurance Group.

“BMA” means the Bermuda Monetary Authority, or, should the Bermuda Monetary Authority no longer have jurisdiction or responsibility to regulate the Guarantor or the Insurance Group, as the context requires, a regulator which is otherwise subject to Applicable Supervisory Regulations.

“BMA Approval” means the BMA has given, and not withdrawn by such date, its prior consent to the redemption of such Notes.

“ECR” means the enhanced capital and surplus requirement applicable to the Insurance Group and as defined in the Bermuda Insurance Act 1978, as amended from time to time, or, should the Insurance Act or the

Group Rules no longer apply to the Insurance Group, any and all other solvency capital requirements defined in the Applicable Supervisory Regulations.

“Enhanced Capital Requirement” means the ECR or any other requirement to maintain assets applicable to the Guarantor or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.

“Group Solvency Standards” means the Bermuda Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Group Supervision Rules” means the Bermuda Insurance (Group Supervision) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Insurance Act” means the Bermuda Insurance Act 1978, as amended from time to time.

“Insurance Group” means all subsidiaries of the Guarantor that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations.

CUSIP/ISIN:	70213B AB7 / US70213BAB71

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Agricole Securities (USA) Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.

Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC
nabSecurities, LLC

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

**Note: The Issuer expects that delivery of the Notes will be made against payment therefor on or about June 19, 2019, which will be the fifth business day (T+5) following the date of this term sheet. Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes before final settlement may be required to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) (Registration No. 333-231716) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus supplement, the final prospectus supplement, when available, and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

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